Exhibit 3

Annual General Meeting of Shareholders of
BIOLINERX LTD.

Date:	July 3, 2022
See Voting Instruction On Reverse Side.
Please make your marks like this: ⌧ Use dark black pencil or pen only

	For	Against	Abstain
1.
TO APPROVE the re-election of the following nominees to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders or until their respective successors are duly elected:
	☐	☐	☐
a.	Aharon Schwartz	☐	☐	☐
b.	Michael Anghel	☐	☐	☐
c.	B.J. Bormann	☐	☐	☐
d.	Raphael Hofstein	☐	☐	☐
e.	Sandra Panem	☐	☐	☐
		For	Against	Abstain
2.
TO APPROVE the election of Rami Dar to the Board of Directors for a three-year term as external director, commencing as of July 6, 2022, and to approve the grant of options to him, as described in the Proxy Statement.
		☐	☐	☐
		Yes	No

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 2)
		☐	☐
		For	Against	Abstain
3.
TO APPROVE the re-election of Dr. Avraham Molcho to the Board of Directors for a three-year term as external director, commencing as of July 6, 2022, and to approve the grant of options to him, as described in the Proxy Statement.
		☐	☐	☐
		Yes	No

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 3)
		☐	☐
		For	Against	Abstain
4.	TO APPROVE the Company’s new Compensation Policy for Executives and Directors in the form attached as Annex A to the proxy statement.	☐	☐	☐
		Yes	No

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 4)
		☐	☐
		For	Against	Abstain
5.	TO APPROVE an increase in the cash compensation of the directors, as described in the Proxy Statement.	☐	☐	☐

6.	TO APPROVE the grant of options to each of the non-external directors, as described in the Proxy Statement.	☐	☐	☐

7.	TO APPROVE the equity compensation of Philip Serlin, the Company’s Chief Executive Officer, as described in the Proxy Statement.	☐	☐	☐
		Yes	No
	Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 7)	☐	☐
		For	Against	Abstain
8.
TO APPROVE an increase in the number of the Company’s authorized ordinary shares and authorized share capital, and to amend the Articles of Association of the Company to reflect such increase, as described in the Proxy Statement.
		☐	☐	☐

9.
TO APPROVE the reappointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.
		☐	☐	☐

 Authorized Signatures - This section must be
 completed for your instructions to be executed.

__________________________________	__________________________________
Please Sign Here	Please Date Above

__________________________________	__________________________________
Please Sign Here	Please Date Above

↑ Please separate carefully at the perforation and return just this portion in the envelope provided. ↑

Annual General Meeting of Shareholders of
 BIOLINERX LTD.
to be held on July 3, 2022
For Holders as of June 3, 2022

 MAIL

•	Mark, sign and date your Voting Instruction Form.
•	Detach your Voting Instruction Form.
•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received prior to 12:00 p.m. EST on June 28, 2022.

To view the notice and proxy statement, please visit:

https://www.sec.gov/Archives/edgar/data/1498403/000117891321003281/0001178913-21-003281-index.htm

PROXY TABULATOR FOR
BIOLINERX LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2022 Mediant Communications Inc . All Rights Reserved

BIOLINERX LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on June 28, 2022)

         The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of BioLineRx Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on June 3, 2022 at the Annual General Meeting of the Shareholders of BioLineRx Ltd. to be held on July 3, 2022 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1.
Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
BIOLINERX LTD.
P.O. Box 8016
CARY, NC 27512-9903